Exhibit 99.2

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

TECHNICAL REPORT FILED ON THE CANADIAN MALARTIC MINE

Toronto (August 13, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) today announced the filing of a technical report in respect of the Canadian Malartic mine. Agnico Eagle and Yamana Gold Inc (“Yamana”) each acquired a 50% interest in the mine as part of the joint acquisition of Osisko Mining Corporation, which was completed on June 16, 2014.  The mine is operated by the Canadian Malartic GP under a joint management committee.

In a separate news release issued today, Agnico Eagle provided highlights on the updated Canadian Malartic mineral reserves and resources.  The technical report filed today supports the scientific and technical disclosure in that news release and has an effective date of June 16, 2014.  The Technical report is available at www.sedar.com under Agnico Eagle’s profile.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.